File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

RECEIVED

2007 NOV -6 A 5:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07027775

October 29, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed releases of Diamyd Medical AB:

Press Release dated as of October 25, 2007: "DIAMYD VACCINE DRUG SUBSTANCE PRODUCED – UPDATE ON DIAMYD PROGRESS"

Year End Report dated October 26, 2007: "YEAR END REPORT FOR DIAMYD MEDICAL AB, FISCAL YEAR 2006/2007"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
NOV 08 2007
THOMSON FINANCIAL

Enclosure
cc: Cecilia Driving

dw 11/7

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b

DIAMYD MEDICAL

RECEIVED

DIAMYD VACCINE DRUG SUBSTANCE PRODUCED – UPDATE ON DIAMYD PROGRESS

***Press Release, Stockholm, Sweden, October 25, 2007 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that sufficient amounts of GAD65, the active substance in the Diamyd® diabetes vaccine, for Phase III clinical trials have been produced at Protein Sciences, Meriden, CT, and sent for testing. Formulation and vialing is planned to take place in Europe in January 2008. The Company plans to file its IND with the US FDA in December. This means that approval to start the Phase III program can be granted during the 1st quarter 2008.

"While being a few months delayed in our preparations to start our Phase III program, we are optimistic as sufficient amounts of GAD65 now have been produced. Although testing of the substance is ongoing, our manufacturing process has during the past four runs at scale, yielded consistent and reproducible amounts. It has been a challenge to arrive at this, but now it seems done" says Anders Essen-Moller, President of Diamyd Medical.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

Year End Report Stockholm October 26, 2007

Year End Report for Diamyd Medical AB, Fiscal Year 2006/2007

(www.omxgroup.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

September 1, 2006 – August 31, 2007

- **Type 1 diabetes project showing steady progress towards phase III trials.**
  - Continued strong results from a Phase II trial were presented after 21 months follow-up, with a significant difference in efficacy between the Diamyd® group and the placebo group (September 2007).
  - Following a filing of an End of Phase II briefing package and a meeting with the US FDA in January 2007, the plan is to submit an IND application before the end of 2007 to initiate a Phase III program.
- **In September 2007, NIDDK/TrialNet announced plans for a clinical study involving Diamyd® in 126 type 1 diabetes patients.**
- **In August 2007, a Pre-IND meeting was held with the US FDA with regard to a planned Phase I study with the NTDDS-enkephalin drug candidate for cancer pain.**
- **In December 2006, Diamyd Medical became an owner of 6.7 percent of Protein Sciences' shares (after dilution) after conversion of a convertible note.**
- **In June 2007, a Phase II study in LADA patients was invalidated as non GCP (Good Clinical Practice) conformances were found at the pharmacy responsible for labeling and randomization of study drug.**
- **Net sales were SEK 531,000 (US$ 77,518) compared to SEK 4,323,000 (US$ 631,094) for the prior year.**
- **Loss after taxes for the period was SEK 53.2 million (US$ 7.7 million) compared to SEK 37.7 million (US$ 5.5 million) for the prior fiscal year.**
- **Liquid assets amounted to SEK 68.8 million (US$ 10.0 million) as of August 31, 2007 compared to SEK 58.7 million (US$ 8.6 million) as of August 31, 2006.**
- **Loss per share after dilution was SEK 5.5 (US$ 0.8) compared to SEK 4.4 (US$ 0.6) for the prior fiscal year.**

CEO OVERVIEW

This year we have made steady progress towards initiating our planned Phase III trials while simultaneously exploring and negotiating partnership options for Diamyd® with possible partners. Negotiations with possible partners have been intense during the year although no deal has yet been reached.

In November 2006 we filed our End of Phase II Briefing Package with the FDA and a subsequent meeting was held in January 2007 in Washington DC. We believe that the outcome of the meeting was quite positive and that two successful independent phase III trials, each with about 300 patients, may lead to product registration of Diamyd®. The active substance of Diamyd® has been produced at Protein Sciences, Meriden, CT, and is at present subject to testing. Formulation and vialing will subsequently be performed in Europe. Our plan is to submit an application to conduct a phase III study in the US with the US FDA before the end of the year.

During the year, responsibilities for manufacturing and preclinical activities have been transferred to our Pittsburgh office. Our scientists in this office are also diligently progressing towards a Phase I trial using our proprietary NTDDS-enkephalin drug candidate for cancer pain. Once this Phase I trial is initiated we believe that the NTDDS platform technology will be used for delivery of several molecules, including GAD, to the nervous system for the treatment of various neurological diseases.

A setback was experienced in June as we decided to invalidate our Phase II study in LADA type 2 diabetes patients after an audit noted non-GCP conformances at the pharmacy responsible for the labelling and randomisation of the study drug. On the other hand the strong 15 month results that were previously reported from our study in 70 children with type 1 diabetes, were still significantly positive after 21 months. This together with strong interest from US diabetes trial organizations such as NIDDK/TrialNet has recently reinforced the interest in Diamyd®.

It needs to be emphasized that Diamyd® is not the only drug candidate that has shown proof of concept in preserving beta cell function in new onset type 1 diabetes patients. Competing technologies often have less specific effects on the immune system and are therefore associated with more side effects than Diamyd®. If we can repeat our excellent Phase II results in the larger Phase III studies, it is likely that Diamyd® will become the drug of choice, both due to its efficacy and safety profile as well as its ease of use and acceptance by patients and parents.

This year marked the turning point for our understanding of the mechanism of action of Diamyd®. Scientists in Linkoping, Sweden, have reported positive results after analyzing immunological parameters from the type 1 diabetes trial previously reported. In fact, the data illustrated that patients treated with Diamyd® responded with an up-regulation of certain beneficial cytokines at restimulation with GAD65 even 15 months after the first administration.

In our view, this immunological data directly confirms the positive clinical results seen in the type 1 diabetes trial and further contributes to the large body of accumulated scientific evidence pointing to GAD65, the active ingredient of Diamyd®, as an effective and safe immunomodulator that prevents the immune system from destroying the insulin secreting beta cells.

We are continuing negotiations with possible partners while simultaneously investigating alternative ways to finance our upcoming planned studies. My belief in the success of

Diamyd® remains to be very strong. We look forward to continued success in this coming year.

Anders Essen-Möller, CEO and President of Diamyd Medical.

OTHER SIGNIFICANT EVENTS DURING THE PERIOD

The warrant program DIAM 1999/2006 was fully exercised. Shareholders invested an additional 49.2 MSEK (US$ 7.0 million) into Diamyd Medical.

In December 2006, a Swedish institutional investor acquired 70,000 new B-shares in Diamyd Medical at 145 SEK (US$21) a share, which corresponded to the then current market price. The shares were issued with the support of an authorization given at the Annual General Meeting to issue up to 600,000 shares. The transaction generated 10 MSEK in new funding for the Company.

Diamyd Medical's Convertible Promissory Note in Protein Sciences Corporation, CT, USA, has been converted into shares as of December 31, 2006. Protein Sciences is manufacturing Diamyd Medical's diabetes vaccine Diamyd®. After conversion, Diamyd Medical's stake in Protein Sciences is approximately 6.7 percent of capital and votes on a fully-diluted basis. The Note was accounted for as a US$ 3 million (SEK 21.7 million) investment on Diamyd Medical's balance sheet as of August 31, 2006.

Diamyd's ADRs were listed on the new OTCQX list as a further step in the Company's strategy to increase visibility with American investors.

Diamyd Medical submitted a Pre-IND/ End of Phase II Briefing Package to the United States Food and Drug Administration relating to a proposed type 1 diabetes Phase III clinical trial in the US. A meeting with the agency was held on January 29, 2007 in Washington DC.

The Company signed an exclusive in-license agreement with Centre National de la Recherche Scientifique (CNRS) in Paris for the rights to a patent portfolio covering therapeutic use of GAD via viral vectors. The portfolio consists of active applications in Europe and the US with one granted patent in Europe. This granted European patent covers the use of GAD65 and GAD67 in gene therapy for treatment of neurodegenerative diseases using adeno-associated virus.

At the extra shareholders' meeting of Diamyd Medical, held in Stockholm, Sweden, in May, 2007, the shareholders adopted an employee option program. To secure the employee option program it was decided to issue 250,000 warrants. Each warrant shall entitle the holder to acquire one (1) series B-share within three (3) years at a predefined price. The Company shall retain warrants to cover the costs and taxes that the Company will be liable for at execution of the warrants. At full execution, the dilution is calculated to approximately 2.5 percent.

EVENTS SUBSEQUENT TO THE PERIOD

Further evidence for lasting immunologic efficacy of the Diamyd® diabetes vaccine, was presented at the European Association for the Study of Diabetes (EASD) conference in Amsterdam on the 18th of September 2007. The analyses were conducted and presented by the team of Professor Johnny Ludvigsson, Linköping University, Sweden. The presentation confirmed that treatment with Diamyd® causes a specific immune response to GAD65 that remained even 15 months after treatment. The immunological effect was observed in patients receiving Diamyd®, but not in patients receiving placebo.

In September 2007, Diamyd Medical reported that the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) has announced a planned international clinical study with the Diamyd® diabetes vaccine in 126 new onset type 1 diabetes patients on the NIH clinical trials webpage, www.clinicaltrials.gov. The study is proposed by the NIH/NIDDK sponsored global network TrialNet, a group of the world's foremost experts and key opinion leaders in type 1 diabetes.

In September 2007, Diamyd Medical announced that the statistically significant protective effect of the experimental Diamyd® vaccine on insulin secretion in type 1 diabetes patients remains 21 months after the first injection.

BUSINESS OVERVIEW

The Company's vision is to cure or even prevent autoimmune diabetes. The Company's mission is to contribute to the global effort to find a cure for autoimmune diabetes and to eliminate complications from the disease. Accordingly, the Company currently develops therapeutics from two independent platform technologies. One of these platforms relies on the GAD65 molecule and the other on a viral delivery system of proteins to nervous tissue. Therapeutics for conditions other than diabetes are also being developed using this system.

Business Model

Diamyd Medical's business model includes identifying candidate therapies and developing them through proof-of-concept clinical trials before commercialization through partnerships. Development and marketing of related diagnostic products may be undertaken to prepare the market for subsequent drug launches.

Diamyd Medical's business model leverages a focused in-house team with highly qualified and expert outsourcing partners, e.g. CROs and CMOs, to facilitate drug development. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.

Diabetes

It has been estimated by International Diabetes Federation that the number of diagnosed and undiagnosed adult individuals with diabetes is about 246 million persons worldwide. In 2003 it was 194 million and it is expected to reach 380 million by 2025. The incidence of diabetes in 2007 has been estimated to be 7 million new individuals. Approximately 3-10 percent of the individuals diagnosed with diabetes have type 1 diabetes with incidence rates varying by country and ethnicity. About the same amount of patients have autoimmune type 2 diabetes, i.e. the LADA form of the disease. The costs associated with diabetes in the western world are about 7 percent of total health care budgets, or more than US$ 100 billion in the United States alone.

Diamyd® Clinical Trials: Type 1 Diabetes

In August 2006, the Company announced positive results from a 15-month Phase II trial in 70 children and adolescents with type 1 diabetes. GAD-antibody positive type 1 diabetes patients having presented with disease within 18 months were included in the study. Significant efficacy was demonstrated in preserving beta cell function. On average, the 35 patients that received Diamyd® experienced only half the decline in meal-stimulated insulin secretion, as measured by meal-stimulated C-peptide levels, compared to placebo. In patients treated within 3 months of diagnosis, the Diamyd®-treated patients on average actually showed an improvement in endogenous insulin secretion. No serious adverse events related to Diamyd® treatment have been reported.

Immunology data clearly shows in that a response to the Diamyd® vaccine is still present 15 months in patients vaccinated with active drug.

In addition, the results strongly support the safety of the drug. The treatment consisted of only two injections of Diamyd® and was well received by patients, their doctors and family members.

The trial is now in a follow-up phase with results due in about three months.

Diamyd® Clinical Trials: Autoimmune Type 2 Diabetes (LADA)
A phase II study in 160 type 2 diabetes LADA patients was invalidated during the past year.

Five year follow up results are expected in April 2008 from a Phase IIa trial in 47 LADA patients. Previously it was reported that the most efficacous dose (20µg) significantly improved both meal-stimulated C-peptide levels and HbA1c at two years after treatment.

No serious adverse events related to Diamyd® treatment have been reported in any study.

Chronic Pain
In the US, nearly one third of the population experiences severe chronic pain at some point in life. According to the American Pain Society, only one in four patients with chronic pain receive adequate treatment. Approximately 1.7 million people in the US and as many as 38 million people worldwide suffer from moderate to severe neuropathic pain associated with diabetes, back pain, HIV/AIDS neuropathy, spinal cord injury, postherpetic neuralgia or other diseases. The neuropathic pain market in the United States is expected to be worth more than US$ 2 billion by 2009.

NTDDS
Diamyd Inc. in Pittsburgh is developing a replication deficient viral delivery system for proteins, in particular, for targeting nervous tissues. This Nerve Targeted Drug Delivery System (NTDDS) has several advantages over other gene delivery strategies as the NTDDS does not integrate into the chromosome and therefore reduces the risk of side effects. NTDDS has the capacity to deliver multiple genes and development of several products for treatment of pain and other nervous system diseases are anticipated. Diamyd Inc. is discussing joint development of various projects with third-party biotechnology companies. The NTDDS lead projects are therapeutics for treating pain using Enkephalin (NP2) and GAD (NG2). NP2 was the subject of a pre-investigational new drug (IND) meeting with the U.S. Food and Drug Administration in August, 2007. Diamyd plans to file the NP2 IND application and initiate a Phase I clinical study later this year. The proposed Phase I clinical trial will be conducted at the University of Michigan in Ann Arbor. Dr. David Fink, Professor and Chair of the Department of Neurology, at the University of Michigan will be the Principal Investigator. The trial will be designed as a dose-escalation study and is intended to test the safety of NP2. In total, 12 patients who suffer from severe cancer-related pain are planned to be enrolled.

GAD and other neurological diseases
Apart from being a major autoantigen in autoimmune diabetes, GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate into the inhibitory neurotransmitter GABA. Several neurological and movement related disorders may be due to disturbances in the glutamate-GABA balance, and GAD65 may come to play an important role as a component in future medications for treatment of such diseases.

Diamyd Medical has sublicensed rights to the GAD65 gene to Neurologix, Inc. for the development of a GAD-based therapy to treat Parkinson's disease. A Phase I trial with patients

having Parkinson's disease has been completed. Primary objectives of the study regarding safety and tolerability were successfully met. Additionally, indications of efficacy were shown. Neurologix, Inc. expects to begin Phase II studies in Parkinson's disease later this year.

RISK FACTORS

There is no guarantee that Diamyd Medical's research and development will result in commercial success. There is no guarantee that the planned clinical trials will be allowed or that trials conducted by Diamyd Medical can demonstrate sufficient safety and efficiency to obtain the necessary approvals from regulatory authorities, or that they will result in marketable products. There is no guarantee that Diamyd Medical will be able to produce GAD in sufficient amounts and with sufficient quality.

There can be no guarantee that Diamyd Medical will develop products that can be patented, that granted patents can be retained, that future inventions will lead to patents, or that granted patents will be sufficient to protect Diamyd Medical's rights. There may be a need to turn to the capital market for financing in the future. Both the size and the timing of the company's potential future capital requirements are dependent on a number of factors, including opportunities to enter into collaboration or licensing agreements and the possibility of achieving success in research and development projects undertaken. Generally a biotechnology company such as Diamyd Medical is associated with high risk.

FINANCIAL PERFORMANCE

Net Sales – Sales during the 12 month-period amounted to 531 (4 323) kSEK. During the fourth quarter period the sales amounted to 115 (3 648) kSEK. Sales fluctuate from quarter to quarter and consist of Diamyd®-related products such as GAD-protein sold to academic researchers. Last year the company received a license payment from Neurologix Inc.

Costs – Costs for the Group amounted to 56 (44) MSEKduring the period. Costs for the fourth quarter period amounted to 15 (19) MSEK. The increased costs are incurred by development of the manufacturing process for Phase III grade materials, added personnel costs as well as research and development costs in the subsidiary Diamyd Inc.

Loss – The net loss for the Group for the 12-month period amounted to 53.2 MSEK (37.7 MSEK).The net loss for the Group for the fourth quarter period amounted to 15.3 MSEK (14.9 MSEK).

Financial Position and Liquidity – The Group's liquid assets amounted to 68.8 MSEK(58.7 MSEK) as of August 31st, 2007.

Investments – No significant investments were made during the period.

Change in Equity – As of August 31st, 2007, the Company's equity amounted to 105 MSEK (96 MSEK), resulting in a solvency ratio of 92 percent (91 percent).

Personnel – The Company had 11 (9) employees as of August 31st, 2007, of which 7 (6) were men and 4 (3) were women.

Parent Company – The Parent Company's net turnover amounted to 0 SEK as all sales are conducted in subsidiary companies. The period's investments were 0 SEK.

Share – The total number of shares in the Company is 9,772,478 as of August 31st 2007.

Conversion rate – the conversion rate used in this report is US$1 – SEK 6,85

Annual Report

The Company's annual report is expected to be published on the Company's website on or before November 27, 2007.

Annual Shareholders' Meeting
The annual shareholders' meeting for Diamyd Medical will be held on December 11, 2007 at 3 pm. Location: Armémuseum, Riddargatan 13, Stockholm.

FINANCIAL RESULTS

Group's Consolidated Income Statement

kSEK

	Note	3 months Jun-Aug 2006-2007	3 months Jun-Aug 2005-2006	12 months Sep-Aug 2006-2007	12 months Sep-Aug 2005-2006
OPERATING INCOME					
Net sales		115	3 648	531	4 323
Other Operating Income		149	126	540	126
Total Operating Income	1	264	3 774	1 071	4 449
Operating Expenses					
Cost Of Goods Sold		-6	223	-18	-166
Research and Development		-10 596	-11 680	-29 049	-23 167
Patents		-569	-486	-1 908	-1 471
Personnel		-3 694	-2 851	-13 554	-9 876
Other External Expenses		-1 011	-4 443	-10 941	-8 680
Depreciation, Patents	3	449	-9	-403	-656
Depreciation, Equipment		-43	1	-146	-115
Total Operating Expenses		-15 470	-19 245	-56 019	-44 131
Operating Loss		-15 207	-15 471	-54 948	-39 682
FINANCIAL INCOME AND EXPENSES					
Dividends from Holdings		350	250	350	250
Other interest income and similar items		508	315	2 574	1 808
Other interest expense and similar items		-1 245	-37	-1 447	-56
Total Financial Income and Expense		-387	528	1 478	2 002
Loss before Taxes		-15 594	-14 943	-53 470	-37 680
Taxes		266	-	266	-
NET LOSS FOR THE PERIOD	3	-15 329	-14 943	-53 205	-37 680
Earnings per share after dilution SEK		-1,6	-1,7	-5,5	-4,4
Number of shares		9 772 478	8 735 216	9 772 478	8 735 216
Average number of shares		9 772 478	8 735 216	9 659 558	8 582 797
Number of shares after dilution		9 831 104	8 824 712	9 750 960	9 544 076

Group's Consolidated Balance Sheet

kSEK

	Note	Aug 31 2007	Aug 31 2006
ASSETS			
Non-Current Assets			
Intangible assets	3	16 885	17 715
Tangible assets		414	133
Financial assets		21 418	800
Total Non-Current Assets		**38 716**	**18 648**
Current Assets			
Inventory		11	12
Trade Receivables		86	148
Other Receivables		3 107	2 879
Prepaid tax		789	326
Prepaid Expenses and Accrued Income		2 709	2 600
Other Investments		0	21 735
Total Trade and Other Receivables		**6 702**	**27 700**
Short-term investments		-	45 551
Cash and bank balances		68 803	13 190
Total Liquid Funds		**68 803**	**58 741**
Total Current Assets		**75 505**	**86 441**
TOTAL ASSETS		**114 221**	**105 089**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity			
Issued capital		9 772	8 735
Other Capital Contributions		349 995	288 938
Other Reserves		311	160
Accumulated Losses		-254 944	-202 231
Total Shareholder's Equity	3	**105 134**	**95 602**
Current Liabilities			
Trade Payables		4 016	1 624
Other Payables		220	2 114
Prepaid Income and Accrued Expenses		4 851	5 749
Total Current Liabilities		**9 087**	**9 487**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	3	**114 221**	**105 089**

Parent Company's Income Statement

kSEK

	12 months Sep-Aug 2006-2007	12 months Sep-Aug 2005-2006
Operating Expenses		
Other External Expenses	-17 019	-5 789
Total Operating Expenses	-17 019	-5 789
Operating Loss	-17 019	-5 789
FINANCIAL INCOME AND EXPENSES		
Results from group participation	-32 005	-37 495
Dividends from Holdings	350	250
Other interest income and similar items	2 459	1 708
Other interest expense and similar items	-1 426	-1
Total Financial Income and Expense	-30 622	-35 538
Loss before Taxes	-47 641	-41 327
Taxes	-	50
NET LOSS FOR THE PERIOD	-47 641	-41 277

Parent Company's Balance Sheet

kSEK

	Note	Aug 31 2007	Aug 31 2006
ASSETS			
Non-Current Assets			
Intangible assets	3	16 627	16 627
Financial assets		29 903	2 187
Total Non-Current Assets		**46 530**	**18 814**
Current Assets			
Other Receivables		398	670
Prepaid Expenses and Accrued Income		1 424	1 636
Other Investments		-	21 735
Total Trade and Other Receivables		**1 822**	**24 041**
Short-term investments		-	45 551
Cash and bank balances		59 631	4 915
Total Liquid Funds		**59 631**	**50 466**
Total Current Assets		**61 453**	**74 507**
TOTAL ASSETS		**107 983**	**93 321**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity			
Restricted Equity			
Issued capital		9 772	8 735
Statutory reserve		141 673	141 673
Non-restricted equity			
Share premium reserve non-restricted		78 184	17 127
Profit or loss brought forward		-75 607	-34 899
Net loss		-47 641	-41 277
Total Shareholder's Equity	3	**106 381**	**91 359**
Long term liabilities to subsidiary		181	231
Current Liabilities			
Trade Payables		630	124
Other Payables		72	840
Prepaid Income and Accrued Expenses		719	767
Total Current Liabilities		**1 421**	**1 731**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	3	**107 983**	**93 321**

Group's Cash Flow Statement

kSEK

	3 months Jun-Aug 2006-2007	3 months Jun-Aug 2005-2006	12 months Sep-Aug 2006-2007	12 months Sep-Aug 2005-2006
Cash Flow from Operations before Changes in Working Capital				
Operating loss	-15 207	-15 471	-54 948	-39 682
Interest Received	537	2 811	1 965	4 304
Interest Paid	-26	-37	-26	-56
Dividend Received	350	-	350	-
Non-Cash Flow Items				
Depreciation	-1 134	7	549	771
Changes in Accrued Interest	-176	-2 496	462	-2 496
Other Non-Cash Flow Items	469	1 933	567	1 933
Income Tax Paid	-189	-74	57	-158
Net Cash Flow from Operating Activities before Changes in Working Capital	**-15 376**	**-13 327**	**-51 024**	**-35 384**
Increase (-) Decrease (+) Inventory	-2	104	-	-5
Increase (-) Decrease (+) Receivables	2 177	358	-806	2 040
Increase (+) Decrease (-) Liabilities	3	3 047	-138	680
Net Cash Flow from Operating Activities	**-13 198**	**-9 818**	**-51 968**	**-32 669**
Cash Flow from Investing Activities				
Purchase of Intangible Assets	558	-386	415	-436
Purchase of Tangible Assets	-78	-28	-435	-28
Purchase of Financial Assets	0	-23 746	0	-23 746
Net Cash Flow from Investing Activities	**480**	**-24 160**	**-20**	**-24 210**
Cash Flow from Financing Activities				
Change in Long-Term Liabilities	-	-768	-	-768
Option premiums	-	-	-	-
New share issue	-	240	62 094	1 058
Change in short term	-	23 669	-	-
Net Cash Flow from Financing Activities	**-**	**23 141**	**62 094**	**290**
Total Cash Flow for the Period	-12 718	-10 837	10 106	-56 589
Cash and Cash Equivalents at beginning of period	81 626	69 829	58 741	115 535
Net Foreign Exchange difference	-105	-251	-44	-205
Cash and Cash Equivalents at end of period	**68 803**	**58 741**	**68 803**	**58 741**

Group's Change in Shareholder's Equity

(kSEK)	Share Capital	Other Capital Contributions	Other reserves	Accumulated losses	TOTAL
Opening balance, September 1, 2005	8 418	271 571	560	-164 551	115 998
Translation Gain			207		207
Revaluation of Short-Term Investments			-607		-607
Option Premiums		240			240
New Share Issue	317	17 127			17 444
Correction				970	970
Net Loss for the Year				-38 650	-38 650
Closing balance, August 31, 2006	8 735	288 938	160	-202 231	95 602
Opening balance, September 1, 2006	8 735	288 938	160	-202 231	95 602
New Share Issue	912	48 332			49 244
Option Premiums	55	2 695			2 750
New Share Issue	70	10 030			10 100
Employee Option				492	492
Revaluation of Short-Term Investments			77		77
Translation Gain			74		74
Net Loss for the Period				-53 205	-53 205
Closing balance, August 31, 2007	9 772	349 995	311	-254 944	105 134

Accounting Principles

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) as endorsed by the European Commission for application in the EU. This consolidated interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, which is consistent with the requirements stated in the Swedish Financial Accounting Standards Council's recommendation RR 31, Interim Reporting for Groups. The Group applies the same accounting and valuation principles as in the annual report for 2005/2006. The interim condensed financial report should be read in conjunction with annual financial statements for the year ended August 31, 2006. The parents financial statements have been prepared in compliance with RR 32.

Notes

Note 1 Segment result

Segment result of the financial year 2006/2007:

	GAD	NTDDS	Diamyd Group
Total Segment Income	531		531
Other Income	117	423	540
Total Income	648	423	1 071
Segment results	-42 859	-12 089	-54 948
Financial Income			2 574
Financial Expenses			-1 447
Total financial Income and Expenses			1 127
Dividends from Holdings			350
Loss before taxes			-53 471
Income Tax			266
Net Loss of the Year			-53 205

Segment result of the financial year 2005/2006:

	GAD	NTDDS	Diamyd Group
Total Segment Income	4309	90	4399
Other Income	50	-	50
Total Income	4359	90	4449
Segment results	-36930	-3721	-39682
Financial Income			1808
Financial Expenses			-56
Total financial Income and Expenses			1752
Dividends from Holdings			250
Loss before taxes			-37680
Income Tax			-
Net Loss of the Year			-37680

During the year Diamyd Medical has changed its view of grouping the segments due to that the company previous year acquired a research and development project, NTDDS.

Note 2 – Shareholders' equity and liabilities
All Company debts are non-interest-bearing.

Note 3 - Adjusted financials
During 2006 the company acquired a license for the NTDDS research and development project. Last year the company amortized the license. Since an acquired research and development project in accordance with IAS 38 should not be amortized, we have corrected the financial

statement for 2005/2006. The effect of the corrections on last year financials is summarized below. There is no effect in the year end numbers for FY 2006/2007. The effect on this year has been 415 kSEK each quarter the first to the third quarter 2006/2007and will be adjusted for the comparative figures.

(kSEK)	2005/2006	Adjustment	Adjusted
Decrease in Depreciation	-1656	970	-656
Decrease of Net loss	-38 650	970	-37 680
Increase of Equity	94 632	970	95 602
Increase of Intangible assets	16 745	970	17 715

Note 4 – Employee Option Program
According to IFRS 2 and URA 46 the costs for the employee option programs issued in May had an impact on the result with 0.1 million SEK as well as the equity in the company with 0.5 million SEK.

Note 5 – Related-party transactions

(kSEK)	2006/2007	2005/2006
Purchase of services (inter company)	11 334	-
Salaries	824	468
Consultant fees	696	581
Services by the Chairman	268	358

Key ratios

	3 months Mar-May 2006-2007	3 months Mar-May 2005-2006	12 months Sep-Aug 2006-2007	12 months Sep-Aug 2005-2006
Return on Equity, %	-13,7	-14,4	-53,0	-35,7
Return on Capital Employed, %	-12,9	-13,9	-51,8	-35,7
Return on Assets, %	-11,9	-12,8	-47,4	-32,6
Shareholders' Equity per Share, SEK	10,8	10,9	10,8	10,9
Shareholders' Equity per Share after dilution, SEK	10,7	10,8	10,8	10,0
Cashflow per share, SEK	-1,3	-1,2	1,0	-6,6
Solidity, %	92,0	91,0	92,0	91,0
Number of shares	9 772 478	8 735 216	9 772 478	8 735 216
Number of shares, Average	9 772 478	8 735 216	9 659 558	8 582 797
Number of shares, Diluted	9 831 104	8 824 712	9 750 960	9 544 076

Stockholm, October 26, 2007

The Board of Diamyd Medical AB

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

Annual Report	November 27, 2007
Annual Shareholders' Meeting	December 11, 2007
Quarterly report (September-November)	January 31, 2008
Quarterly report (December-February)	April 22, 2008
Quarterly report (March-May)	July 1, 2008
Year End Report (September-August)	October 24, 2008

About Diamyd Medical

Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END